UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On September 6, 2007, Husky Energy Inc. issued a press release announcing a successful public offering in the United States of U.S. $300 million of 6.20 percent and U.S. $450 million of 6.80 percent. The sale of notes is expected to close on September 11, 2007. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.
By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: September 7, 2007

EXHIBIT A

September 6, 2007

For immediate release

Husky Energy Announces a Successful Public Offering

Calgary, Alberta – Husky Energy Inc. announced today a successful public offering in the United States of U.S. $300 million of 6.20 percent, 10-year notes due September 15, 2017 and U.S. $450 million of 6.80 percent, 30-year notes due September 15, 2037. The notes will rank equally with other unsecured indebtedness of Husky Energy. The sale of the notes is expected to close on September 11, 2007.

The offering of the notes is the first by Husky Energy under a shelf prospectus dated September 21, 2006, which was filed with the Alberta Securities Commission in Canada and the Securities and Exchange Commission in the United States. The net proceeds from the sale of the notes will be used to partially repay a short-term bridge financing for the acquisition of the Lima refinery in Ohio in July, 2007. The joint bookrunners for the offering were Citi Markets & Banking, HSBC and RBC Capital Markets.

“We are pleased with the success of these note issues," said Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc. "The average term-to-maturity of the Company's debt will be significantly extended and Husky’s balance sheet will be further strengthened."

Husky Energy is a Canadian-based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is a publicly traded company with shares trading on the Toronto Stock Exchange under the symbol HSE.

For further information, please contact:

Tanis Thacker Manager, Investor Relations Husky Energy Inc. (403) 298-6747